Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

CHEROKEE INC.,

HAWK 900 BRANDS LLC,

HAWK DESIGNS, INC.

and

QUIKSILVER, INC.

DATED AS OF January 10, 2014

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of January 10, 2014, is entered into by and among Quiksilver, Inc., a Delaware corporation (“QS”), Hawk Designs, Inc., a California corporation and wholly-owned subsidiary of QS (“Seller” and together with QS, the “Seller Parties”), and Hawk 900 Brands LLC, a Delaware limited liability company (“Buyer”) and wholly-owned subsidiary of Cherokee Inc., a Delaware corporation (“Cherokee” and together with Buyer, the “Buyer Parties”).

PREAMBLE

A.            Seller is engaged in owning, developing, managing and licensing the “Hawk” and “Tony Hawk” brands and related Marks (as defined below), including licensing such brands and related Marks to third parties for use in manufacturing and distributing apparel, hats, accessories and other goods (the “Seller Activities”).

B.            Seller Parties desire to sell to Buyer certain assets of Seller, and Buyer desires to purchase such assets, and to thereafter own and operate those assets, in each case on the terms and conditions hereinafter set forth.

C.            Seller Parties are willing to make certain representations and warranties to Buyer regarding Seller, its assets, and the Seller Activities, and to make certain agreements hereunder, including to indemnify Buyer with respect to certain types of claims, in each case and collectively to induce the purchase of such assets by Buyer.

NOW, THEREFORE, in consideration of the mutual covenants of the parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

In addition to the capitalized terms defined elsewhere in this Agreement, the following capitalized terms shall have the meanings specified in this Article 1.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“Asset Schedule” means the listing of specified Purchased Assets referenced in Section 2.1 and attached to this Agreement as Schedule 2.1.

“Business Day” means a day other than Saturday, Sunday or a public holiday on which banks are closed under the laws of the State of California.

“Code” means the Internal Revenue Code of 1986, as amended.

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Consents” means any and all consents, approvals, orders or authorizations of, or any declaration, filing or registration with, or any application or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing) of, by or with, any Person, which are necessary to permit (i) Buyer Parties and Seller Parties to consummate the transactions contemplated hereby and perform their respective obligations hereunder, (ii) Seller Parties to transfer to Buyer good and marketable title in and to the Purchased Assets, or (iii) Seller Parties to transfer to Buyer the Acquired Contracts in full force and effect immediately following the Closing with the same terms as in effect immediately prior to Closing.

“Contract” means any written or oral contract, agreement, instrument, order, commitment or binding arrangement, express or implied of any nature whatsoever.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and the regulations of the SEC promulgated thereunder.

“GAAP” means U.S. generally accepted accounting principles consistently applied.

“Indebtedness” means with respect to any Person (i) all obligations of such Person for borrowed money, whether current or funded, secured or unsecured, (ii) all obligations of such Person for the deferred purchase price of any property or services, (iii) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of a default may be limited to repossession or sale of such property), (iv) all obligations of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (v) all obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (vi) any obligation of such Person in respect of bankers’ acceptances or letters of credit, (vii) any obligations secured by liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (viii) all obligations of a type referred to in clause (i), (ii), (iii), (iv), (v), (vi), or (vii) above which is directly or indirectly guaranteed by such Person or which it has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, and (ix) any refinancings of any of the foregoing obligations; provided that the term “Indebtedness” shall not include any mechanics’ liens or statutory liens that are Permitted Liens.

“Intellectual Property Right(s)” means any and all rights (throughout the universe, in all media, now existing or created in the future, and for the entire duration of such rights) arising under statutory or common law, contract, or otherwise, and whether or not perfected, including without limitation, all (a) rights in and to Marks; (b) rights associated with works of authorship including, but not limited to, copyrights, moral rights, industrial design rights, patterns, copyright applications, copyright registrations, and rights to prepare derivative works; (c) rights related to Web sites including the content contained therein; (d) rights relating to the protection of trade secrets and confidential information including, without limitation, know-how; (e) product rights including, without limitation, mold rights; (f) rights associated with patent applications including divisionals, continuations, continuations-in-part, substitutes, renewals, reissues and extensions of the foregoing, and all patents, reissues and reexamined patents resulting there from, now existing, hereafter filed, issued, or acquired; and (g) the right to sue for past, present or future infringement of any Intellectual Property Right(s), and any and all goodwill related to the foregoing.

“Kohl’s” means Kohl’s Department Stores, Inc.

“Kohl’s Contract” means that certain April 28, 2005 Retail License Agreement as amended May 6, 2008 and renewed April 1, 2010, by and between Seller and Kohl’s, as subsequently amended by a letter agreement, dated January 9, 2014 and effective as of the Closing, between Kohl’s and Cherokee on behalf of Buyer.

“Kohl’s Contract Year” shall mean a Contract Year as defined in the Kohl’s Contract.

“Knowledge” means, with respect to Seller Parties, information actually known by any of the Persons set forth on Schedule 1, or which reasonably should be known by any of such Persons after reasonably diligent inquiry.

“Law” means the common law of any state, or any provision of any foreign, federal, state or local law, statute, rule, regulation, order, permit, judgment, injunction, decree or other decision of any court or other tribunal or governmental entity or agency legally binding on the relevant party or its properties.

“Liabilities” means any indebtedness, liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise, whether due or to become due), and, with respect to Seller Parties, including, but not limited to, all Indebtedness of Seller Parties.

“License Agreement” means any license agreement in effect immediately prior to the Closing Date between Seller and any Person pursuant to which Seller granted such Person rights to exploit any of the Seller Intellectual Property (as defined in Section 2.1(a)), all of which license agreements are listed on Schedule 2.1(e).

“Licensee” means any licensee of any Seller Intellectual Property (as defined in Section 2.1(a)) from Seller, including but not limited to any licensee which is a party to a License Agreement.

“Liens” means any claims, liens, charges, rights, restrictions, options, preemptive rights, mortgages, deeds of trust, easements, leases, hypothecations, assessments, pledges, encumbrances, claims of equitable interest or security interests of any kind or nature whatsoever.

“Marks” means all registered or unregistered: trade names, corporate names, fictitious names, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, logos or trade dress.

“Material Adverse Effect” An event, occurrence, circumstance or other matter will be deemed to have a “Material Adverse Effect” on Seller Parties if such event, occurrence, circumstance or other matter, either alone or in combination with any other event, occurrence, circumstance or other matter,  had or would reasonably be expected to have or give rise to a material adverse effect on (i) the business, condition, capitalization, assets, liabilities,  operations or financial performance of Seller or the Purchased Assets, (ii) the ability of Buyer and/or any permitted licensees to use and exploit the Purchased Assets after the Closing, or (iii) the ability of Seller Parties to consummate the transactions contemplated by any of the Transaction Documents provided, however, that clause (i) of the definition of “Material Adverse Effect” shall not include any event, occurrence, circumstance or other matter, to the extent, directly or indirectly, arising out of or attributable to: (A) any changes, conditions or effects in the United States or foreign economies or securities or financial markets in general; (B) changes, conditions or effects that affect the industries in which Seller operates; (C) any change, effect or circumstance resulting from an action required or, if Buyer has expressly consented in writing, permitted by this Agreement (other than actions taken in the ordinary course of business); (D) the effect of any changes in applicable Laws or accounting rules, including GAAP, occurring (or becoming effective, if later) after the date of this Agreement; (E) any change, effect or circumstance resulting from the announcement of this Agreement; (F) resulting from the Selling Parties’ failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure may, to the extent applicable, be considered in determining whether there is a Material Adverse Effect); or (G) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or acts of God, in each case, occurring after the date of this Agreement; provided, further that in the case of clauses (A) and (B), only to the extent that such changes, conditions or effects do not have a disproportionate effect on Seller as compared to other industry participants..

“Material Contract” means every Contract in effect immediately prior to the Closing Date under which Seller is entitled to receive, or Seller is obligated to pay, total consideration in excess of $5,000, all of which are listed on Schedule 3.8 of the Disclosure Schedule.

“Ordinary Course “ means an action taken by Seller Parties that is taken in the course of normal operations, consistent with its past practices and does not, and is not reasonably expected to, result in a Material Adverse Effect.

“Permitted Liens” means any inchoate mechanics’, carriers’, workers’ and other similar Liens arising in the Ordinary Course that are not delinquent and that in the aggregate are not material in amount and do not interfere with the present or future use of the assets to which they apply.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, entity or government (whether Federal, state, county, city or otherwise, including, without limitation, any instrumentality, division, agency or department thereof).

“Products” means any of the various  products or goods manufactured or sold by Seller or any Licensees under the “Tony Hawk” or “Hawk”  brands (including, for the avoidance of doubt, products or goods incorporating the “Hawky” character, or the hawk head design).

“Purchase Price” has the meaning set forth in Section 2.4.

“Purchased Assets” has the meaning set forth in Section 2.1.

“SEC” means the United States Securities and Exchange Commission.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included or required to be included) in any Tax Return relating thereto; provided, however, that the foregoing shall not include any Transfer Taxes.

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any Laws or administrative requirements relating to any Taxes.

“Transaction Documents” means each of the agreements, documents, certificates and instruments being delivered pursuant to this Agreement.

“Transfer Tax” means any stamp or other sales, use, transfer or transaction tax imposed under the Laws of the United States or any state, country or municipality or other subdivision thereof, arising as a result of the consummation of any of the transactions contemplated hereby.

ARTICLE 2

TRANSACTION

2.1          Purchase and Sale of Assets. Upon the terms and subject to the conditions contained herein, on the Closing Date, Seller Parties will sell, convey, transfer, assign and deliver to Buyer, and Buyer will acquire, accept, and purchase from Seller Parties, all of the following assets, properties and rights of Seller, wherever located, other than the Excluded Assets (as defined in Section 2.2) (collectively, the “Purchased Assets”):

(a)           Seller Intellectual Property.  All of Seller’s worldwide right, title and interest in and to any Intellectual Property Rights relating to the “Tony Hawk” or  “Hawk” brands or any Products and any related Marks (collectively, the “Seller Intellectual Property”), including, without limitation, all of Seller’s worldwide right, title and interest in and to the following, along with any and all priority rights, all registrations (if any) of any of the following, all applications (if any) for any of the following, all renewals (if any) of the following, all goodwill associated with all of the following, and all claims for past, present or future infringement or breach of the following:

(i)            the Marks set forth in Section  2.1(a)(i) of the Asset Schedule; and

(ii)                             all of Seller’s artwork (including, without limit, any prints, designs, or patterns utilized or proposed to be utilized in connection with any Products) produced by or on behalf of Seller, including all of Seller’s right, title and interest in and to all registered and unregistered statutory and common law copyrights contained therein, if any, together with all registrations, renewals and applications therefore, and all goodwill associated therewith, if any.

(b)           Rights Under Employee and Independent Contractor Agreements.  Seller Parties’ rights to enforce the terms of and to sue for any future violations of: (i) the provisions of those Contracts between Seller and current employees of, and independent contractors to, Seller Parties or their Affiliates  dealing with assignment of inventions, intellectual property and other proprietary rights in favor of the Seller, but only in each case if and to the extent it relates to the Seller Intellectual Property or other Purchased Assets; and (ii) the provisions of those Contracts between the Seller Parties or their Affiliates and former employees of, and independent contractors to, Seller Parties or their Affiliates dealing with assignment of inventions, intellectual property and other proprietary rights, non—competition, non—solicitation (whether of employees, customers or suppliers), secrecy, confidentiality and non—disclosure in favor of the Seller Parties or their Affiliates; but only in each case if and to the extent it relates to the Seller Intellectual Property or other Purchased Assets; provided, however, in each case, only to the extent so partially assignable (e.g., if such provisions cannot be partially assigned to Buyer with respect to any Person, Seller Parties or their applicable Affiliate(s) shall retain all right, title and interest in, under and to such provisions), it being understood and agreed that Seller Parties are hereby transferring to Buyer all rights of Seller Parties and their Affiliates under such agreements to the extent such rights relate to the Seller Intellectual Property.

(c)           Licensee Data.  A copy of Seller’s list of current and former Licensees (the “Licensee List”) and, to the extent reasonably available to Seller, subject to any required consent of the applicable Licensee, royalty or similar reports relating to such Licensee’s sales of any Products in the 12 months prior to the Closing.

(d)           Internet Domain Names.  The internet domain names listed in Section 2.1(d) of the Asset Schedule.

(e)           License Agreements.  All of Seller Parties’ right, title and interest in and to any licenses of Intellectual Property Rights (including the Seller Intellectual Property) granted by Seller Parties to any Person, including pursuant to each of the License Agreements set forth in Section 2.1(e) of the Asset Schedule (including any right to royalties or other payments earned or accruing thereunder on or after the Closing Date, and any indemnification rights or rights to sue and obtain remedies for past, present and future violations thereof).

(f)            Other Contracts.  All of Seller Parties’ right, title and interest in and to each of the Contracts set forth in Section 2.1(f) of the Asset Schedule, as well as any consent to use or concurrent use agreements and any customs recordation documents, (including any indemnification rights or rights to sue and obtain remedies for past, present and future violations of any of such agreements, contracts or documents) (collectively, the “Other Contracts”, and together with License Agreements, the “Acquired Contracts”).

(g)           Trademark, Design, Art Files, Samples, Mock-Ups and Labels.  Trademark files, design files, art files, samples, mock-ups, labels and packaging, in each case, solely related to the Seller Activities, which have been reduced to writing or stored electronically by Seller Parties and which, to the extent reasonably available, shall be delivered in electronic form to Buyer.

(h)           Certain Pre-paid Assets.  The pro rata portion of advances or guaranteed minimum royalty and/or advertising payments credited against royalties or fees earned after the Closing Date, as well as any right to liquidated damages under any of the Acquired Contracts.

(i)            Rights under Stock Purchase Agreement.  Any and all rights of Seller Parties under the terms of that certain Stock Purchase Agreement, dated March 1, 2000 and as amended on November 1, 2001, November 1, 2005 and December 1, 2010, among Seller Parties, Anthony F. Hawk, Patricia J. Hawk and Stephen J. Hawk (the “Hawk SPA”).

(j)            Rights to Judgment.  Any and all rights of Seller Parties to recover or recoup (by offset or otherwise) attorneys fees, costs or other amounts from Miramar Brands Group, Inc., a California corporation formerly known as IIKON Brands Group, Inc., its Affiliates, successors or assigns in connection with the arbitration award and related judgment of the Superior Court of the State of California County of Los Angeles, dated January 9, 2013 (Case Number BS140251) (the “Miramar Judgment”), and any rights appurtenant to the Order Granting Motion for Relief from the Automatic Stay, entered on September 13, 2013 in the Chapter 11 case entitled In re Miramar Brands Group, Inc., United States Bankruptcy Court (C.D. Cal.) Case No. 2:13-bk-25682-ER, including the right to assert collateral estoppel against Miramar Brands Group, Inc., and parties in privity therewith, regarding the offset and recoupment issues decided in connection with the stay relief proceeding.

2.2          Seller’s Retention of Excluded Assets.  Notwithstanding anything to the contrary herein, the Seller Parties are not selling and Buyer is not purchasing, and the Seller Parties shall not contribute, convey, assign, or transfer and Buyer shall not acquire or have any rights to acquire, any assets, properties or rights of the Seller Parties to the following (the “Excluded Assets”):

(i)            All cash, cash equivalent assets and securities of Seller Parties.

(ii)           Subject to the provisions of Section 5.2 of this Agreement, all accounts or royalties receivable of Seller Parties with respect to periods completed prior to the Closing Date (notwithstanding the time that any such payment is actually received).

(iii)          All bank and other depository accounts and safe deposit boxes of Seller Parties.

(iv)          All insurance policies of the Seller Parties (including without limitation those relating to the Purchased Assets), all rights of every nature and description under or arising out of such insurance policies, any refunds paid or payable in connection with the cancellation or discontinuance of any insurance policies, and any claims made on or under any such insurance policies.

(v)           Other than the rights to the Miramar Judgment and related order described in Section 2.1(j), all actions, demands, rights and privileges against third Persons that relate to any of the Excluded Assets or any Liabilities of Seller Parties other than the Assumed Obligations, including actions and rights under insurance policies relating thereto.

(vi)          All intercompany receivables of Seller which are owed by QS or any Affiliate of QS;

(vii)         Other than the Acquired Contracts, all Contracts of the Seller Parties;

(viii)        Other than the Seller Intellectual Property, all Intellectual Property Rights of the Seller Parties.

(ix)          The corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records relating to the corporate organization of Seller.

(x)           All claims for refunds or prepayments of Taxes or other governmental charges of whatever nature for all periods prior to the Closing.

(xi)          The tangible personal property owned or leased by the Seller Parties with respect to Seller Activities.

(xii)         Subject to the Premises Agreement, Seller’s right to use or occupy the real property owned or leased by QS.

(xiii)        The personnel files and other records with respect to Seller’s employment of Seller’s employees.

(xiv)        All rights of the Seller Parties under this Agreement and the Transaction Documents, and all rights of Seller Parties to the Purchase Price hereunder.

2.3          Assumption of Certain Obligations.

(a)   Obligations Assumed by Buyer.  As further consideration for consummation of the transactions contemplated hereby, subject to Section 2.3(b) hereof, at the Closing, Buyer shall assume, satisfy, perform, pay when due and discharge each of the following (the “Assumed Obligations”):

(i)            the obligations of the Seller Parties under the Acquired Contracts and the Hawk SPA, but only to the extent such obligations (A) arise after the Closing Date, (B) do not arise from or relate to any pre-Closing breach or failure to perform by Seller of any provision of any Acquired Contract, and (C) do not arise from the failure to obtain any Consent from any third party in connection with the assignment and transfer of such Acquired Contracts to the Buyer pursuant to this Agreement or the Hawk SPA; and

(ii)           any trade payables or other Liabilities (including with respect to Taxes) arising from or related to the ownership or operation of the Purchased Assets by the Buyer or its Affiliates after the Closing Date; provided, however, that (A) payables invoiced after the Closing Date but which arise from services performed or goods acquired prior to the Closing Date shall not be deemed part of the Assumed Obligations, and (B) intercompany payables of Seller which are owed to QS or any Affiliate of QS shall not be deemed part of the Assumed Obligations;

provided, however, that to the extent that any confidentiality, non-compete, secrecy, invention or similar covenants in favor of Seller Parties are contained in any employment, consulting or independent contractor agreement, Buyer shall be deemed to have acquired the rights of Seller Parties to enforce and sue for any past, present or future violation of such agreements but shall not be deemed to have assumed any Liability of Seller Parties to pay any compensation or otherwise perform Seller’s obligations thereunder for any period prior to the Closing.

(b)           Liabilities Not Assumed by Buyer.  Except for the Assumed Obligations, Buyer shall not, by virtue of its acquisition of the Purchased Assets, the Closing of the transactions contemplated hereby, or otherwise, assume or become responsible for any other Liabilities of the Seller Parties (collectively, the “Retained Liabilities”), including, without limitation:

(i)            Agreement Breaches.  Any Liability of Seller Parties to any Person arising from a breach or violation of any Acquired Contract or the Hawk SPA occurring or arising from the ownership or operation of the Purchased Assets or any Seller Activities prior to the Closing Date;

(ii)           Taxes.  Any Liability of Seller Parties for any Taxes arising from the ownership or operation of the Purchased Assets and any Seller Activities (including without limitation, the Purchased Assets) prior to the Closing Date;

(iii)          Litigation.  Any Liability or obligation (contingent or otherwise) of Seller Parties arising out of any pending litigation as of the Closing Date, whether or not set forth in Section 3.9 of the Disclosure Schedule; provided, that, for the avoidance of doubt (1) any Liability arising from the use of the Marks by Buyer following the Closing which is imposed on the Buyer as a result of the trademark opposition proceedings listed in Section 3.9 of the Disclosure Schedule shall be an Assumed Obligation under Section 2.3(a)(ii), and (2) any Liability arising from the use of the Marks prior to the Closing shall not be an Assumed Obligation.

(iv)          Liabilities Arising from Past Operations.  Any Liabilities or obligations arising out of services provided or products sold by Seller Parties or any Licensees prior to the Closing Date;

(v)           Employment Liabilities.  Any Liabilities or obligations relating to payroll, payroll taxes or withholding obligations, employee benefits, or other employment-related obligations relating to any employee, officer, or independent contractor of Seller Parties or any Affiliate thereof (including, without limitation, any obligations with respect to accrual of vacation, health or welfare benefits, or bonuses), it being understood that Buyer may, but shall not be required to offer employment to personnel of Seller Parties or any Affiliates thereof who provide services in connection with the Seller Activities or ownership or operation of the Purchased Assets and, regardless of such event, Buyer shall not be deemed to have assumed any of the above-referenced Liabilities with respect to any such personnel; and

(vi)          Other Liabilities.  Any other Liabilities, debts or obligations of Seller Parties (whether known or unknown, direct or indirect, absolute or contingent, matured or unmatured, or otherwise), whether the same currently exist or come to exist in the future except for those Assumed Obligations described in Section 2.3(a) above.  The intent and objective of the Seller Parties and Buyer Parties is that, except for Assumed Obligations, Buyer shall not, and does not hereby, assume, and no transferee or successor liability of any kind and nature shall attach to Buyer pertaining to, any of the Retained Liabilities, all of which Retained Liabilities shall be the sole responsibility of the Seller Parties.  The Seller Parties shall pay, perform or otherwise discharge as the same shall become due and payable in accordance with their respective terms, all of the Retained Liabilities.

2.4          Payment of Purchase Price.  On the Closing Date, subject to the terms and conditions set forth in this Agreement and in consideration of the sale, assignment, transfer and delivery of the Purchased Assets, Buyer shall pay to Seller (by wire transfer of immediately available funds to the account or accounts designated by the Seller Parties) an amount equal to Nineteen Million Dollars ($19,000,000.00) (the “Purchase Price”).  The Purchase Price shall be payable by wire transfer to such account as may be designated by Seller.

2.5          Allocation of Purchase Price.  The Purchase Price will be allocated among the Purchased Assets in accordance with Schedule 2.5 hereof.  In connection with the mutual determination of such schedule, the parties shall cooperate with each other and provide such information as any of them shall reasonably request. The parties shall (a) prepare and, where applicable, file each report relating to the federal, state, local, foreign and other Tax consequences of the purchase and sale contemplated hereby (including the filing of IRS Form 8594) in a manner consistent with such allocation schedule and (ii) take no position in any Tax Return or other Tax filing, proceeding, audit or otherwise which is inconsistent with such allocation.

2.6          Transfer Taxes and Closing Costs.  Seller Parties shall be responsible for any Transfer Taxes or other Taxes imposed by reason of the transfer of the Purchased Assets provided hereunder and any deficiency, interest or penalty asserted with respect thereto.  Buyer shall be responsible for and shall promptly pay any and all recording costs, filings fees and related expenses associated with the assignment and transfer of the Purchased Assets to Buyer and the registration and/or recordation of such assignment and transfer with any and all applicable federal, state, local or foreign governmental agency, body, or entity.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller and QS jointly and severally represent and warrant that, except as set forth in the disclosure schedule delivered by Seller Parties on the Closing Date (the “Disclosure Schedule”) the statements contained in this Article 3 are true, correct and complete as of the Closing Date, except to the extent that such representations and warranties expressly relate to a specific date, in which case, such representations and warranties are true and correct as of such date.  Any disclosure made in a section of the Disclosure Schedule shall qualify the representations and warranties set forth in the corresponding section of this Article 3 and shall be deemed made in any other  section or sections of the Disclosure Schedule only to the extent the relevance of such disclosure is reasonably apparent from the text of such disclosure.

3.1          Authorization.  Each of QS and Seller has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party.  This Agreement and each of the Transaction Documents to which QS or Seller is a party have been or, upon the Closing, will be duly executed and delivered by QS or Seller, as the case may be, and constitute or will constitute upon execution the valid and binding obligations of QS or Seller, enforceable against QS or Seller in accordance with their respective terms, except as the enforceability thereof may be limited by laws of general application relating to bankruptcy, insolvency and debtors’ relief, and by general principles of equity.  All corporate actions on the part of QS, Seller, and their respective shareholders and directors necessary for the authorization, execution, delivery and performance by either QS or Seller of this Agreement and each of the Transaction Documents to which it is a party have been taken.

3.2          Organization.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California.  Seller has full power and authority to carry on the business conducted by it (including the Seller Activities) and to own or hold under lease the properties and assets it now owns or holds under lease (including the Purchased Assets).  Seller is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction in which its conduct of its business or the ownership or operation of its assets requires such qualification under applicable law, except where the failure to be so qualified or in good standing would not be reasonably expected to result in a Material Adverse Effect.  Seller has delivered to Buyer Parties true, complete and correct copies of the organizational documents of Seller.

3.3          No Violation.  The execution and delivery of this Agreement by the Seller and the execution and delivery by QS or Seller of each Transaction Document to which it is a party, the performance by QS or Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, in each case assuming that the consents set forth on Exhibit A (the “Consents”) have been obtained:

(a)           violate or conflict with or result in a breach of any Law, including but not limited to any applicable bulk sales laws;

(b)           constitute a default under the formation and organizational documents of QS or Seller or of any Material Contract;

(c)           constitute an event which would permit any party to terminate, or accelerate the maturity of any Indebtedness or other obligation under, any contract, agreement, lease, mortgage, note, bond, license or other instrument to which QS or Seller is a party or by which the properties of QS or Seller are bound;

(d)           result in the creation or imposition of any Lien upon any of the Purchased Assets;

(e)           require any authorization, consent, approval or other action by or notice to any court or administrative or governmental body pursuant to any Laws; or

(f)            require any approvals, consents or notifications to, or waiver from, any third Persons which are parties to any Material Contract or any Acquired Contract.

3.4          Licenses.

(a)           Section 3.4(a) of the Disclosure Schedule sets forth an accurate and complete list of (i) each License Agreement (including all amendments thereto) the term of which is currently in effect, or for which a sell-off period is presently in effect after expiration or termination of the License Agreement, and (ii) all proposed License Agreements that are currently in active negotiation.  Except as set forth on Section 3.4(a) of the Disclosure Schedule, all License Agreements are in writing and there are no oral modifications or oral amendments to any License Agreements.  The Seller has made available to the Buyer Parties true, correct and complete copies of all License Agreements which are in writing, including all amendments thereto, set forth on Section 3.4(a) of the Disclosure Schedule.  Seller has not received written or oral notice, from a Licensee, and Seller has no Knowledge of any facts to the effect that such Licensee (i) does not intend to continue its relationship with the Seller upon the expiration of such License Agreement; (ii) is currently in breach of or intends to breach such License Agreement or intends not to perform in such a manner as would prejudice, in any material respect, the rights of the Seller under such License Agreement; (iii) claims that such License Agreement has been breached by any other party thereto which would prejudice, in any material respect, the rights of the Seller under such License Agreement; (iv) currently intends to exercise its right to terminate its License Agreement; or (v) currently intends to exercise any right to “buyout” its License Agreement.

(b)           The Seller is not in breach of or default in any material respect under any License Agreement nor has Seller performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default thereunder. Without limiting the foregoing, the transactions contemplated hereby shall not violate, breach or constitute a default under any License Agreement. No demand, claim, suit, action, litigation, audit, investigation, arbitration, administrative hearing or other proceeding of any nature is pending or is being or, to the Knowledge of the Seller, has been threatened nor to the Knowledge of the Seller has any claim or demand been made (in writing), which challenges the validity or enforceability of any License Agreement, nor, to the Knowledge of Seller, is any such claim pending.

(c)           Except as set forth on Section 3.4(c) of the Disclosure Schedule, the License Agreements are fully assignable without notice or consent and are the valid and enforceable obligations of the Seller, and to the Knowledge of the Seller, the other parties thereto, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws presently or hereafter in effect, affecting the enforcement of creditors’ rights generally, general equitable principles and public policy to the extent so determined by the court in the specific instance, and upon consummation of the transactions contemplated by this Agreement, except as set forth on Section 3.4(c) of the Disclosure Schedule, no other party to any such License Agreement shall have the right to terminate any such License Agreement as a result of the transactions contemplated hereby and it will continue to be valid and enforceable and in full force and effect on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby. Except as set forth on Section 3.4(c) of the Disclosure Schedule, no Person that is a party to a License Agreement has materially or consistently failed to make any payments required thereunder when due. Except as set forth on Section 3.4(c) of the Disclosure Schedule, to the Knowledge of the Seller, no Licensee has granted to a Person any rights to the Intellectual Property Rights granted to such Licensee pursuant to a License Agreement.  The word “material” as used in the previous sentence means any non-payment not cured within the time period specified in a subject agreement or that would permit the non-defaulting party to terminate the subject agreement.  There is no existing material dispute between Seller and any Licensee.

(d)           Except as set forth on Section 3.4(a) of the Disclosure Schedule, there are no contracts or understandings between either Seller or its Affiliates, on the one hand, and any Licensee which is party to any License Agreement, on the other hand.

(e)           Except as set forth on Section 3.4(a) of the Disclosure Schedule, Seller is not a party to any exclusive sales representative, licensing or sales agency, or similar agreement or arrangement relating to or arising out of the Seller Activities or the ownership or operation of the Purchased Assets by Seller.

3.5          Financial Statements.

(a)   Section 3.5 of the Disclosure Schedule contains the following financial statements of the Seller (the “Financial Statements”):

(i)            The unaudited balance sheet of the Seller as of October 31, 2012 and the related unaudited statement of income for the year then ended; and

(ii)           The unaudited balance sheet of the Seller as of September 30, 2013 (the “Recent Balance Sheet”) and the related unaudited statement of income for the eleven (11) months then ended. Each of the Financial Statements is consistent with the books and records of Seller Parties and fairly presents the financial condition, assets and liabilities of the Seller, as of their respective dates and the results of operations and cash flows for the periods related thereto, and was prepared in accordance with GAAP.

(b)           Section 3.5 of the Disclosure Schedule attached hereto contains the Licensee List as well as information relating to payments made by Licensees under the License Agreements for the Seller’s fiscal year ended October 31, 2012 and for the nine (9) month period ended July 31, 2013, including royalties, advertising royalties and other payments such as expense reimbursements.  The historical financial information and Licensee List set forth on Section 3.5 of the Disclosure Schedule are true and correct in all material respects.

3.6          Absence of Liabilities.

(a)           Except as set forth on Section 3.6(a) of the Disclosure Schedule, the Seller does not have any Liabilities, except (i) to the extent specifically reflected and accrued for or reserved against in the Recent Balance Sheet, or (ii) incurred in the Ordinary Course since the date of the Recent Balance Sheet.

(b)           As of the Closing, the Seller and the Purchased Assets will not have and will not be subject to any Indebtedness.

3.7          Title and Condition of Assets.

(a)   Ownership.  Except as set forth in Section 3.7(a) of the Disclosure Schedule, the Purchased Assets comprise all of the material assets used by the Seller Parties to conduct the Seller Activities in the manner in which and to the extent to which such Seller Activities are presently being conducted which are, in all material respects, substantially the same as the manner and extent to which such Seller Activities have been conducted since October 31, 2012.  Seller has good and marketable title to all of the Purchased Assets including, without limitation, (i) all registrations of the Marks and any applications for registration of Marks included in the Purchased Assets, and (ii) all rights as a licensor under the License Agreements (including the right to any royalty or license payments thereunder), in each case free and clear of all Liens other than Permitted Liens.

(b)           Title.  Seller is, and upon consummation of the transactions contemplated by this Agreement, Buyer will be, vested with good and marketable title and interest in and to the Purchased Assets, free and clear of all Liens (other than Permitted Liens).  Except for QS’s rights under the Hawk SPA, no Person, other than the Seller, owns or, except as set forth in the License Agreements, has any right to the use or possession of the Purchased Assets.  Except as otherwise disclosed in this Agreement or Section 3.7(b) of the Disclosure Schedule, none of the Purchased Assets are subject to any restrictions with respect to the transferability thereof.  Except as otherwise disclosed in this Agreement or Section 3.7(b) of the Disclosure Schedule, Seller has complete and unrestricted power and right to sell, assign, convey and deliver the Purchased Assets to Buyer as contemplated hereby.  Neither Seller nor any of its Affiliates has any agreement, absolute or contingent, written or oral, with any other Person to effect any acquisition transaction or to sell or otherwise transfer any of the Purchased Assets.

3.8  Contracts.  Section 3.8 of the Disclosure Schedule sets forth a correct and complete list of every Material Contract.  Correct and complete copies of each written Material Contract previously have been furnished to Buyer.  All material terms of each oral Material Contract are described on Section 3.8 of the Disclosure Schedule.  Except as set forth on Section 3.8 of the Disclosure Schedule, Seller is not in breach, nor has any event occurred which with the giving of notice or the passage of time or both would constitute a breach by Seller, under any Material Contract.  To the Knowledge of Seller, no other party to a Material Contract is in breach, and no event has occurred which with the giving of notice or the passage of time or both would constitute a breach by any other party to any such Material Contract.  Each of the Material Contracts is in full force and effect, is valid and enforceable in accordance with its terms (except as the enforceability thereof may be limited by laws of general application relating to bankruptcy, insolvency and debtors’ relief, and by general principles of equity), and, except as described on Section 3.8 of the Disclosure Schedule, is not subject to any material claims, charges, set-offs or defenses.  No Person is renegotiating, or has the right to renegotiate, any amount paid or payable to Seller under any Acquired Contract or any other term or provision of any Acquired Contract.  Assuming each Consent has been obtained prior to the Closing, each of the Acquired Contracts will continue in full force and effect without any change or modification after the consummation of the transactions contemplated by this Agreement, subject in each case to any applicable right of the counterparty thereto to cancel or terminate such Acquired Contract in accordance with such terms.

3.9          Litigation.  Except as set forth on Section 3.9 of the Disclosure Schedule, there is no suit, action, proceeding, investigation, claim or order pending or, to the Knowledge of Seller Parties, threatened against Seller Parties relating to the Seller Activities, or the validity, enforceability, ownership or use of the Purchased Assets, before any court, or before any governmental department, commission, board, agency, or instrumentality; nor, to the Knowledge of Seller Parties, is there any reasonable basis for any such action, proceeding or investigation.  Except for the Miramar Judgment, Seller (i) is not subject to any judgment, order or decree of any court or governmental agency; and (ii) is not engaged in any legal action to recover monies due it or for damages sustained by it.  Section 3.9 of the Disclosure Schedule also sets forth a complete and correct list and description of all claims, suits, actions, proceedings and investigations that have been made, filed or otherwise initiated in connection with the Seller Activities and the Purchased Assets in the past three (3) years and the resolution thereof.

3.10        Compliance with Applicable Laws.  Seller is not, and has not been during the past three (3) years, in violation, in any material respect, of any Law in connection with the conduct, ownership or operation of the Seller Activities or Purchased Assets, nor have Seller Parties received written notice of any such violations.  During the past three years, no notice, citation, summons, or order has been issued, no complaint has been filed, no penalty has been assessed, and no investigation or review is pending or threatened by any governmental or other entity with respect to (i) any alleged violation by Seller of any law, rule, regulation, judgment, order, permit, or approval relating to the Seller Activities or the Purchased Assets, or (ii) any alleged failure by Seller to have any license, permit, authorization, or other approval relating to the Seller Activities or the Purchased Assets.

3.11        Intellectual Property.

(a)           Section 3.11(a) of the Disclosure Schedule contains a complete and correct list of all of the Seller Intellectual Property, including, but not limited to, all Marks.  The Seller Intellectual Property comprises all of the material Intellectual Property used by the Seller Parties to conduct the Seller Activities in the manner in which and to the extent to which such Seller Activities are presently being conducted which are, in all material respects, substantially the same as the manner and extent to which such Seller Activities have been conducted since October 31, 2012.

(b)   Except as set forth on Section 3.11(b) of the Disclosure Schedule, (i) none of the Seller Intellectual Property has been abandoned; (ii) no claim by any third party contesting the validity, enforceability, use or ownership of any such Intellectual Property Rights has been made against Seller, is currently pending or is threatened, and to the Knowledge of Seller, there is no reasonable basis for any such claim; (iii) neither Seller nor any registered agent thereof has received any written notices of an allegation of any infringement or misappropriation by, or other conflict with, any third party with respect to such Intellectual Property Rights, nor has any such Person received any claims of infringement or misappropriation of or other conflict with any Intellectual Property Rights of any third party; (iv) to the Knowledge of Seller, Seller in its conduct of the Seller Activities has not infringed, misappropriated or otherwise violated in any material respect any Intellectual Property Rights of any third party, nor, to the Knowledge of Seller, will any infringement, misappropriation or other conflict with respect to the Intellectual Property Rights of such third party occur as a result of the transactions contemplated hereby, or the continued conduct of the Seller Activities and ownership of the Purchased Assets by Buyer; and (v) to the Knowledge of Seller, no other Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any of the Seller Intellectual Property.

(c)           Each item of registered Seller Intellectual Property is and at all times has been in material compliance with all legal requirements, and all filings, payments, and other actions required to be made or taken to maintain such item of registered Seller Intellectual Property in full force and effect have been made by the applicable deadline.  No application for a patent or for a copyright, or trademark registration or any other type of registered Seller Intellectual Property filed by or on behalf of Seller or included in the Purchased Assets has been abandoned or allowed to lapse.  Section 3.11(c) of the Seller Disclosure Schedule accurately identifies and describes each filing, payment, and action that must be made or taken on or before the date that is ninety (90) days after the date hereof in order to maintain each such item of registered Seller Intellectual Property in full force and effect.

(d)           Each Person who is or was an employee or contractor of Seller and who is or was involved in the creation or development of any Seller Intellectual Property either (i) has signed a valid, enforceable agreement containing an assignment of their Intellectual Property Rights to Seller and confidentiality provisions protecting the Seller Intellectual Property, or (ii) if no such agreement exists, was an employee of Seller whose work and any resulting Intellectual Property Rights constituted work made for hire under the Copyright Act.  No current or former member, manager, officer, director, or employee of Seller Parties has any claim, right (whether or not currently exercisable), or interest to or in any of the Seller Intellectual Property.

3.12        Conduct of Seller Activities.  Except as set forth on Section 3.12 of the Disclosure Schedule, since the date of the Recent Balance Sheet, the Seller Activities have been conducted only in the Ordinary Course, and Seller has not incurred any Liabilities other than in the Ordinary Course, nor has there been any Material Adverse Effect, and no event has occurred that would reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing and except as set forth on Section 3.12 of the Disclosure Schedule, since the date of the Recent Balance Sheet, the Seller has not:

(i)            sold, assigned, transferred or entered into any Material Contracts regarding any assets, except for the sale of Products in the Ordinary Course;

(ii)           sold, assigned, transferred, abandoned or permitted to lapse any licenses or permits, any Seller Intellectual Property or other intangible assets, disclosed any material proprietary confidential information to any Person not subject to a confidentiality agreement, or granted any license or sublicense of any rights under or with respect to any Seller Intellectual Property;

(iii)          suffered any extraordinary loss, damage, destruction or casualty loss or waived any rights of material value, whether or not covered by insurance and whether or not in the Ordinary Course;

(iv)          amended or terminated any Material Contract;

(v)           entered into any other material transaction, including but not limited to any merger, acquisition, joint venture, partnership, or incurrence of any Indebtedness, formed any other new arrangement for the conduct of the Seller Activities or ownership or operation of the Purchased Assets or entered into any Contract, other than in the Ordinary Course; or

(vi)          committed to any of the foregoing.

3.13        Insurance.  Section 3.13 of the Disclosure Schedule is a correct and complete list (including amounts of coverage) of all insurance policies held by Seller that cover the Seller Activities.  Such policies are in full force and effect, and the Seller is not in default under any of them.  Such policies provide insurance coverage (a) adequate to comply with all Laws and Material Contracts and (b) in reasonably sufficient amounts against all risks usually insured against by companies operating similar business or properties in the localities where Seller operates.  Seller has not received any written notice of cancellation or intent to cancel, or increase or intent to increase premiums, with respect to such insurance policies. Since January 1, 2011, there have been no claims filed with any insurance company by the Seller Parties relating to product liability or consumer/child safety claims arising in connection with the Seller Activities.

3.14        [Intentionally omitted.]

3.15        Taxes.  All Taxes due and payable by Seller, including Taxes for which it may be liable by virtue of having been a member of any Affiliated Group, have been paid in full.  The liability for Taxes of Seller reflected in the Financial Statements and the Recent Balance Sheet is sufficient to provide for all Taxes, interest, penalties, assessments or deficiencies which were due and unpaid and the appropriate accrual for other unpaid Taxes not yet due.  All Tax Returns that are required to have been filed by Seller have been filed in a timely manner and such returns are complete and correct in all material respects.  Any deficiencies proposed as a result of any governmental audits have been paid or settled, and there are no present disputes as to Taxes payable by Seller.  There are no unexpired waivers of any statute of limitations with respect to any Taxes relating to the Seller, and Seller is not a party to any action or proceedings by any governmental authority for the collection or assessment of Taxes of Seller.  Seller has timely withheld and paid all Taxes required to be paid or owing to any director, officer, manager, current or former employee, or any third party or independent contractor of Seller. Seller has not entered into any tax sharing agreements or tax indemnification agreements.

3.16        Product Liability.  Neither Seller nor, to Seller’s Knowledge, any Licensee, is, as of the date hereof, nor has Seller or, to Seller’s Knowledge, any Licensee, been at any time during the last three years, a party to any suit, action, proceeding, investigation, claim or order arising out of any injury to persons or damage to property as a result of the ownership or use of any of the Products and, to Seller Parties’ Knowledge, there exist no facts or circumstances that could reasonably be expected to form the basis of any such suit, action, proceeding, investigation, or claim.  To Seller Parties’ Knowledge, none of the Products have a design or manufacturing defect that renders the type, series or class of product (as opposed to any individual product) reasonably likely to either (i) result in injuries to persons or property (other than any injuries to persons or property that may occur as the result of or in connection with the normal functioning of such products) or (ii) give rise to an obligation to recall such type, series or class of product.

3.17        Brokers or Finders.  Neither Seller Parties nor any of their respective directors, officers or employees has retained any broker or finder, made any statement or representation to any Person which would entitle such Person to, or agreed to pay, any broker’s, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement.

3.18        Solvency.  Seller is not now insolvent, nor will Seller be rendered insolvent by the consummation of the transactions contemplated hereby.

3.19        Related Party Transactions.  There are currently no Contracts, transactions, understandings or other arrangements of any nature between or among any of the Seller and any current or former Affiliate, owner, shareholder, partner, director, manager, or officer of Seller (or any of their respective predecessors).

3.20        No Other Representations and Warranties. Except for the representations and warranties contained in this Article 3 (including the related portions of the Disclosure Schedule), none of the Seller Parties or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Seller Parties, including any representation or warranty as to the accuracy or completeness of any information regarding Seller furnished or made available to the Buyer Parties and their representatives or as to the future revenue, profitability or success of Seller or the Purchased Assets, or any representation or warranty arising from statute or otherwise in law.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer Parties hereby jointly and severally represent and warrant to Seller Parties that the statements contained in this Article 4 are true, correct and complete in all material respects as of the Closing Date:

4.1          Authorization.  Each of the Buyer Parties has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party.  The execution, delivery and performance by each of the Buyer Parties of this Agreement and each of the Transaction Documents to which it is a party have been duly and properly authorized by all requisite action in accordance with applicable Law and with the Articles of Incorporation and Bylaws of Cherokee and the Certificate of Formation and Operating Agreement of Buyer.  This Agreement and each of the Transaction Documents to which any of the Buyer Parties is a party have been duly executed and delivered by the applicable Buyer Parties and are the valid and binding obligation of such Buyer Parties and are enforceable against such Buyer Parties in accordance with their respective terms.  No permits, approvals or consents of or notifications to (i) any governmental entities or (ii) any other Persons are necessary in connection with the execution, delivery and performance by the Buyer Parties of this Agreement and the Transaction Documents and the consummation by Buyer Parties of the transactions contemplated hereby or thereby.

4.2          Organization.  Cherokee is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.3          Transaction Not a Breach.  Neither the execution and delivery of this Agreement and the Transaction Documents nor the performance by each of the Buyer Parties of its obligations hereunder or thereunder will:

(a)           violate or conflict with or result in a breach of any provision of any Laws of any court or other tribunal or any governmental entity or agency binding on such Buyer Parties or conflict with or result in the breach of any of the terms, conditions or provisions thereof;

(b)           constitute a default under the Certificate of Incorporation or Bylaws of Cherokee, the Certificate of Formation or Operating Agreement of Buyer, or any contract, agreement, lease, mortgage, note, bond, license or other instrument to which either of the Buyer Parties is a party or by which either of the Buyer Parties, its assets or property are bound;

(c)           constitute an event which would permit any party to terminate, or accelerate the maturity of any Indebtedness or other obligation under, any contract, agreement, lease, mortgage, note, bond, license or other instrument to which either of the Buyer Parties is a party or by which either of the Buyer Parties or their respective properties are bound or subject; or

(d)           require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body.

4.4          Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price, and consummate the transactions contemplated by this Agreement.

4.5          Brokers or Finders.  Except for Financo LLC, neither Buyer, Cherokee nor any of their respective directors, officers or employees has retained any broker or finder, made any statement or representation to any Person which would entitle such Person to, or agreed to pay, any broker’s, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement.

4.6          Independent Investigation. The Buyer Parties have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Seller.  Each of the Buyer Parties acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyer Parties have relied solely upon their own investigation and the express representations and warranties of the Seller Parties set forth in Article 3 of this Agreement (including the related portions of the Disclosure Schedule); and (b) none of the Seller Parties or any other Person has made any representation or warranty as to the Seller Parties, the Purchased Assets, the Assumed Obligations or this Agreement, except as expressly set forth in Article 3 of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE 5

COVENANTS

5.1          Public Announcements.  No party to this Agreement shall make, or cause or permit to be made, any press release or public announcement, or otherwise communicate with any news media, in respect of this Agreement without the prior written consent of the other parties, and the parties shall cooperate as to the timing and contents of any such press release or public announcement; provided, however, that either QS or Cherokee may, without the prior consent of the other parties, make such press release, public disclosure, securities law filings, or public announcement as may be required in such party’s opinion under applicable Laws, including stock exchange rules and regulations (including the filing of Forms 8-K announcing the transaction contemplated by this Agreement and the filing of this Agreement with the SEC as may be required under applicable Laws).

5.2  Communications with Licensees; Payments to be Made.  On the Closing Date, Seller and the Buyer Parties shall jointly distribute letters to each Licensee under a License Agreement, which letters shall, among other things, inform each Licensee that (i) Buyer has acquired the License Agreement and will now be regarded as the licensor under such License Agreement, and (ii) the Licensee should remit to Buyer all royalties and other payments due and payable under the License Agreement from and after the Closing Date for periods on or after the Closing Date. Any and all royalties and other payments which are received by the Buyer (after the Closing) or Seller (whether before or after the Closing) from any Licensee under a License Agreement, including any minimum royalties or pre-paid or partially earned amounts, which relate to specific monthly, quarterly or other periods (a “Straddle Period”) that begin prior to the Closing Date and end after the Closing Date (“Straddle Period Revenues”) shall be pro-rated between Buyer and Seller based on the number of days elapsed in the Straddle Period through the Closing Date, such that (i) Seller shall be entitled to a percentage of such Straddle Period Revenues actually received by either party equal to the quotient obtained by dividing (A) the number of days elapsed from the beginning of the applicable Straddle Period through the Closing Date by (B) the number of days in the applicable Straddle Period, and (ii) Buyer shall be entitled to the remaining portion of the Straddle Period Revenues.  Each of Seller and Buyer shall within 10 calendar days of receipt of any Straddle Period Revenues remit to the other its prorated share of the amount so received and shall provide the other with copies of any royalty statements or other such reports received from Licensees relating to such Straddle Period Revenues or the calculation thereof.  In addition, in the event that Seller receives any royalties or other payments due and payable under any License Agreements with respect to any period following the end of the applicable Straddle Period, Seller shall immediately remit to Buyer, without deduction or offset, the full amount of such royalties or other payments received.  Notwithstanding the foregoing, for the avoidance of doubt, any and all expenses or charge-backs will be pro-rated between Seller and Buyer for the applicable royalty period(s) in the same manner as the pro-ration of Straddle Period Revenues for Straddle Periods as discussed above.  Any such charge-backs which are deemed to be the responsibility of Seller shall be paid by Seller within three (3) Business Days of demand by Buyer.  Any such charge-backs which are deemed to be the responsibility of Buyer shall be paid by Buyer within three (3) Business Days of demand by Seller.

5.3          Further Assurances; Consents.  Each party shall, from time to time (whether before or after the Closing Date), upon the request of the other party, execute, acknowledge and deliver to the other party such other documents or instruments, and take any and all actions as are reasonably necessary for the implementation and consummation of the transactions contemplated by this Agreement.  To the extent that Seller’s rights under any Contract constituting a Purchased Asset may not be assigned to Buyer without the consent of another Person, which consent has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use reasonable best efforts to obtain any such consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller shall, to the maximum extent permitted by law and the Purchased Asset, (i) act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder; and (ii) cooperate with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer; provided, that to the extent such benefit are provided to Buyer, Buyer shall be responsible for all corresponding Liabilities arising after the Closing but only to the extent that such Liabilities thereunder (A) do not relate to any failure to perform or other breach, default or violation by Seller on or prior to the Closing, (B) do not relate to any unauthorized acts taken by Seller pursuant to the immediately preceding clause (i) , and (C) would have been an obligation of Buyer had the Contract been assigned to Buyer at Closing.

5.4          Financial Statements.  Seller Parties have been informed that Cherokee has been advised that it will satisfy its obligation to file audited financial statements related to the Purchased Assets by filing financial statements consisting of  (i) audited statements of revenues and direct expenses for the years ended October 31, 2013 and October 31, 2012, (ii) audited statements of assets to be acquired and liabilities to be assumed as of October 31, 2013, and (iii) unaudited statements of revenues and direct expenses for interim periods, if any, to the extent required under applicable rules of the SEC (collectively, the “Required Financials”).  Seller Parties agree that they shall use, and shall cause any Affiliates to use, their commercially reasonable efforts to provide complete and timely access to the books, records and personnel of Seller Parties and the working papers, schedules and other information reasonably necessary to Cherokee’s preparation and filing of the Required Financials within the time period required by the rules of the SEC, which for avoidance of doubt is no more than seventy-five (75) days following the Closing.

5.5          Employees; Benefits Plans.

(a)           Buyer or Cherokee shall offer employment to employees of Seller identified on Schedule 5.5.  During the period commencing at the Closing and ending on the date which is twelve months from the Closing (or if earlier, the date of the employee’s termination of employment with Buyer or Cherokee), Buyer or Cherokee shall provide each employee of Seller who is offered and accepts employment with Buyer or Cherokee and remains employed immediately after the Closing (each, a “Continuing Employee”) with compensation and benefits which, in the aggregate, are consistent with the compensation and benefits provided to the existing employees of Cherokee.

(b)           This Section 5.5 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.5, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.5. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.5 shall not create any right in any Continuing Employee or any other Person to any continued employment with Buyer, Cherokee or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

5.6          Books and Records; Access.

(a)   In order to facilitate the resolution of any claims made against or incurred by the Seller Parties prior to the Closing, or for any other reasonable purpose, Buyer Parties shall, in accordance with Cherokee’s document retention policy:

(i)            retain the books and records of Sellers included in the Purchased Assets relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Seller; and

(ii)           upon reasonable notice, afford the Seller Parties’ representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records.

(b)           In order to facilitate the resolution of any claims made by or against or incurred by Buyer Parties after the Closing, or for any other reasonable purpose, Seller shall, in accordance with the Sellers’ document retention policy:

(i)            retain the books and records (including personnel files) of Seller which relate to the Seller Activities for periods prior to the Closing; and

(ii)           upon reasonable notice, afford the Cherokee’s representatives reasonable access (including the right to make, at Cherokee’s expense, photocopies), during normal business hours, to such books and records.

(c)           Neither the Buyer Parties nor the Seller Parties shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.6 where such access would violate any Law.

(d)           Notwithstanding anything to the contrary contained in this Agreement, the Seller Parties may retain, at their expense, copies of the Acquired Contracts and other documents or materials conveyed hereunder for the following purposes:  (i) Taxes, accounting, litigation, proceedings, investigations or other valid business purposes and (ii) performing or enforcing its rights and obligations under this Agreement.

5.7          Restrictions on Anthony F. Hawk Endorsement.  For the term of that certain Employment Agreement by and between QS and Anthony F. Hawk, dated November 1, 2010, as amended (the “QS/Hawk Employment Agreement”), and for a period of one year following the earlier of (i) expiration or early termination of the QS/Hawk Employment Agreement, or (ii) October 31, 2020, the Buyer Parties shall not, and shall not permit their respective affiliates to, enter into any agreement or other arrangement with Anthony F. Hawk with respect to the endorsement or promotion of any products or goods other than Hawk Branded Products, as such term is defined in the Hawk SPA.  The Seller Parties agree that they will notify the Buyer Parties in the event the QS/Hawk Employment Agreement is not renewed or is otherwise terminated prior to October 31, 2020.

ARTICLE 6

CONDITIONS TO BUYER’S AND SELLER’S OBLIGATIONS

6.1  Conditions to Seller’s Obligations.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, in the discretion of Seller, to the satisfaction, on or prior to the Closing Date, of each of the following conditions:

(a)   Representations, Warranties, and Covenants.  All representations and warranties of the Buyer Parties contained in this Agreement or in any Transaction Document shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, which representations and warranties shall be true and correct) at and as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not have a material adverse effect on the Buyer Parties’ ability to consummate the transactions contemplated hereby, and each of the Buyer Parties shall have performed all agreements and covenants required hereby to be performed by it prior to or at the Closing Date.

(b)           No Governmental Proceedings or Litigation.  No action by any governmental authority shall have been instituted or threatened which questions the validity or legality of the transactions contemplated hereby and which could reasonably be expected to damage Seller materially and adversely if the transactions contemplated hereunder are consummated.

(c)           Closing Deliveries.  The Buyer Parties shall have made the Closing deliveries referenced in Section 7.3.

6.2          Conditions to Obligations of Buyer.  The obligations of the Buyer Parties to consummate the transactions contemplated by this Agreement are subject, in the discretion of the Buyer Parties, to the satisfaction, on or prior to the Closing Date, of each of the following conditions:

(a)           License Agreement.   Seller and Cherokee and/or Buyer shall have entered into that certain License Agreement relating to the post-Closing use of certain premises and related assets of Seller, in the form attached hereto as Exhibit B (the “Premises Agreement”).

(b)   Representations, Warranties, and Covenants.  All representations and warranties of Seller Parties contained in this Agreement or in any Transaction Document shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, which representations and warranties shall be true and correct) at and as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), and Seller Parties shall have performed all agreements and covenants required hereby to be performed by them prior to or at the Closing Date.

(c)           No Governmental Proceedings or Litigation.  No action by any governmental authority shall have been instituted or threatened which questions the validity or legality of the transaction contemplated hereby and which could reasonably be expected materially and adversely to damage the Buyer Parties if the transactions contemplated hereunder are consummated.

(d)           Closing Deliveries.  Seller Parties shall have made the Closing deliveries referenced in Section 7.2.

(e)           Release of Security Interests.  Seller Parties shall have delivered reasonable evidence that (i) the security interests over the Purchased Assets pursuant to (A) the Amended and Restated Credit Agreement, dated as of May 24, 2013, by and among Seller, as a guarantor, QS Wholesale, Inc. (“QS Wholesale”), as lead borrower, the other borrowers and guarantors party thereto, Bank of America, N.A., as administrative agent, and the lenders and other agents party thereto, as amended, (B) the Indenture, dated as of July 16, 2013, related to the 7.875% Senior Secured Notes due 2018, by and among QS and QS Wholesale, as issuers, Seller, as a guarantor, the other guarantors thereto and Wells Fargo Bank, National Association, as trustee and collateral agent, and (C) the security agreements related thereto, have been terminated (or will be terminated concurrently with the Closing) or, in the case of filings made under the uniform commercial code or filings with respect to intellectual property, customary release documentation reasonably acceptable to Buyer will be filed on or promptly after the Closing (and in any event no later than thirty (30) days), and (ii) any other Liens on the Purchased Assets (other than any Permitted Liens or Liens created by Buyer Parties in connection with the completion of the transactions contemplated by this Agreement) shall have been released or terminated (or will be released or terminated concurrently with the Closing).

ARTICLE 7

CLOSING

7.1          Time and Place.  The transactions contemplated by this Agreement shall be consummated (the “Closing”) at 10:00 a.m. (Pacific Standard Time) on within two Business Days of the satisfaction or waiver of each of the conditions to closing set forth in Section 6.1 and Section 6.2, TIME BEING OF THE ESSENCE, or such other time or date as the parties hereto may mutually agree in writing (the “Closing Date”), at the offices of Jeffer Mangels Butler & Mitchell LLP, 1900 Avenue of the Stars, Seventh Floor, Los Angeles, California 90067.  The parties anticipate that Closing will occur remotely without a face to face meeting and will be accomplished by the Seller then authorizing the Buyer Parties’ legal counsel to release previously deposited signed documents to Buyer Parties contingent upon Seller’s receipt of the signed documents required by this Agreement and initiation of the wire transfer of the Purchase Price.

7.2          Deliveries of Seller.  At the Closing, Seller Parties will deliver or cause to be delivered to Buyer Parties:

(a)           Certificate of Good Standing.  Certificate of Good Standing of Seller, dated not more than 15 days prior to the Closing Date issued by the California Secretary of State and such other states where Seller is qualified to do business as a foreign entity;

(b)           Premises Agreement.  The Premises Agreement, executed by a duly authorized officer of Seller;

(c)           Bill of Sale.  A general Bill of Sale in the form attached as Exhibit C (the “Bill of Sale”), executed by a duly authorized officer of Seller;

(d)           Assignment and Assumption Agreement.  An Assignment and Assumption Agreement, providing, among other things, for the assignment of the Assumed Obligations by the Seller to Buyer and the assumption of the same by Buyer, in the form attached as Exhibit D (the “Assignment and Assumption Agreement”), executed by a duly authorized officer of Seller;

(e)           Assignment(s) of Marks.  One or more Assignment(s) of Marks, in the form attached as Exhibit E (the “Assignment of Marks”), executed by a duly authorized officer of Seller;

(f)            Domain Name Transfer Agreement.  An Agreement for the Transfer of Domain Names, in the form attached as Exhibit F (the “Domain Name Transfer Agreement”), executed by a duly authorized officer of Seller;

(g)           Secretary’s Certificate.  A certificate of the Secretary of Seller and QS, dated the Closing Date, as to (i) the lack of amendments to the Certificate of Incorporation of Seller since the date of the certificates referred to in Section 7.2(a) above; (ii) the resolutions of the Board of Directors of Seller authorizing the execution and performance of this Agreement and each Transaction Document to which it is a party and the transactions contemplated hereby and thereby; (iii) the resolutions of the Board of Directors of QS authorizing the transactions contemplated by the Transaction Documents, (iv) the incumbency and signatures of the officers of Seller and QS executing this Agreement and each Transaction Document to which they are a party, and (v) the accuracy of the representations and warranties of the Seller Parties as of the Closing Date; and

(h)           Release of Security Interests.  The documents required pursuant to Section 6(e).

All documents delivered to Buyer Parties shall be in form and substance reasonably satisfactory to Buyer and its counsel.

7.3          Deliveries of Buyer.  At the Closing, the Buyer Parties will deliver to the Seller:

(a)           Purchase Price.  The Closing Payment;

(b)           Premises Agreement.  The Premises Agreement, executed by a duly authorized officer of Buyer and/or Cherokee;

(c)           Bill of Sale; Assignment and Assumption Agreement.  The Bill of Sale and Assignment and Assumption Agreement, executed by a duly authorized officer of Buyer;

(d)           Assignment of Marks.  The Assignment of Marks, executed by a duly authorized officer of Buyer;

(e)           Domain Name Transfer Agreement.  The Domain Name Transfer Agreement, executed by a duly authorized officer of Buyer; and

(f)            Secretary’s Certificate.  A certificate of an officer of Cherokee, dated the Closing Date, as to (i) the resolutions of the Board of Directors of Cherokee and the sole member of Buyer authorizing the execution and performance of this Agreement and each Transaction Document to which it is a party and the transactions contemplated hereby and thereby; and (ii) the incumbency and signatures of the officers of the Buyer Parties executing this Agreement and each Transaction Document to which they are a party.

ARTICLE 8

INDEMNIFICATION

8.1          Survival Of Representations And Covenants; Claim Notices.

(a)   Subject to Section 8.1(c), (i) the representations and warranties set forth in Article 2 shall expire at 11:59 p.m. (Pacific Standard Time) on the first yearly anniversary of the Closing; provided, however, that (i) the representations and warranties in Sections 3.1, 3.3, 3.7, 3.15, 3.16, and 3.17 (collectively, the “Fundamental Representations”) shall survive the Closing and continue in full force and effect for ninety (90) days following expiration of the applicable statute of limitations, (ii) the representations and warranties in Sections 3.10 and 3.11 shall survive the Closing and continue in full force and effect for a period of three (3) years following the Closing, and (iii) if a Claim Notice (as defined below) relating to any representation or warranty set forth in any of the provisions of Article 3 or Article 4 is given to the Indemnifying Party on or prior to the expiration date for such representation or warranty, then, notwithstanding anything to the contrary contained in this Section 8.1(a), such representation or warranty shall not so expire, but rather shall remain in full force and effect until such time as each and every claim (including any indemnification claim asserted by any Indemnified Party under Section 8.2 or 8.3) that is based directly or indirectly upon, or that relates directly or indirectly to, any breach or alleged breach of such representation or warranty has been fully and finally resolved, either by means of a written settlement agreement executed on behalf of Seller and Buyer or by means of a final, non-appealable judgment issued by a court of competent jurisdiction.  All of the covenants, agreements and obligations of the parties contained in this Agreement or any Transaction Document shall survive (i) until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

(b)           The representations, warranties, covenants and obligations of each party, and the rights and remedies that may be exercised by the Indemnified Parties, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnified Parties or any of their representatives.

(c)           For purposes of this Agreement, a “Claim Notice” relating to a particular representation or warranty shall be deemed to have been given if any Indemnified Party, acting in good faith, delivers to the Indemnifying Party a written notice stating that such Indemnified Party believes that there is or has been a possible breach of such representation or warranty and containing (i) a reasonably complete description of the circumstances supporting such Indemnified Party’s belief that there is or has been such a possible breach, and (ii) a non-binding, preliminary estimate of the aggregate dollar amount of the actual and potential Losses that have arisen and may arise as a direct or indirect result of such possible breach.

8.2          Indemnification by Seller and QS.  Seller and QS, jointly and severally, hereby agree to indemnify each of the Buyer Parties and their respective Affiliates, managers, partners, officers, employees, agents, representatives, successors and permitted assigns (the “Buyer Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Buyer Indemnified Parties as and when incurred for any and all liabilities, demands, claims, actions, causes of action, assessments, losses, costs, damages, deficiencies, taxes, fines or expenses (whether or not arising out of third party claims), including, without limitation, interest, penalties, reasonable attorneys’ fees and expenses, and all amounts paid in investigation, defense or settlement of any of the foregoing, but excluding any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity, or diminution of value or any damages based on any type of multiple (other than amounts paid to third parties in respect of any Third-Party Claim for which indemnification hereunder is otherwise required) (collectively, “Losses”), which any Buyer Indemnified Party may suffer, sustain or become subject to, in connection with, incident to, resulting from or arising out of or in any way relating to or by virtue of:

(a)   Any breach of any representation or warranty on the part of Seller (or the inaccuracy of any representation) under Article 3 of this Agreement or contained in any of the Transaction Documents (other than the Premises Agreement);

(b)   Any nonfulfillment or breach of any covenant or agreement on the part of Seller under this Agreement or contained in any of the Transaction Documents (other than the Premises Agreement);

(c)           Any and all federal, state or local income (or other earnings-based) Taxes due from Seller in connection with the Seller Activities or the ownership or operation of the Purchased Assets, applicable to or arising from any period through the Closing Date; or

(d)           Any and all Liabilities (including, without limitation, the Retained Liabilities) relating to Seller and the Seller Activities other than the Assumed Obligations.

The rights of the Buyer Indemnified Parties to indemnification under paragraph (c) and (d) above shall apply notwithstanding that the matter in question may be disclosed in the Disclosure Schedule or in any Transaction Document, or may be the subject of, excluded from or beyond the scope of any representation or warranty of Seller Parties in this Agreement.

8.3          Indemnification by Buyer Parties.  Buyer Parties hereby, jointly and severally, agree to indemnify QS, Seller and their respective Affiliates, directors, partners, officers, employees, agents, representatives, successors and permitted assigns (the “Seller Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Seller Indemnified Parties as and when incurred for any and all Losses which any Seller Indemnified Party may suffer, sustain or become subject to, in connection with, incident to, resulting from or arising out of or in any way relating to or by virtue of:

(a)   Any breach of any representation or warranty on the part of the Buyer Parties (or the inaccuracy of any representation) under Article 4 of this Agreement or contained in any of the Transaction Documents (other than the Premises Agreement);

(b)           Any nonfulfillment or breach of any covenant or agreement on the part of the Buyer Parties under this Agreement or contained in any of the Transaction Documents (other than the Premises Agreement);

(c)           Any and all federal, state or local income (or other earnings-based) Taxes due in connection with the Purchased Assets after the Closing Date, except to the extent that such Losses are related to transactions occurring prior to the Closing Date; or

(d)           Any and all Liabilities relating to the Assumed Obligations.

8.4          Certain Limitations.

(a)           The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 8.2(a) or Section 8.3(a) (other than with respect to a claim for indemnification based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any Fundamental Representation or with respect to a claim based on intentional fraud or intentional misrepresentation), as the case may be, until the aggregate amount of all Losses in respect of such indemnification under Section 8.2(a) or Section 8.3(a), as applicable, exceeds $225,000 (the “Deductible”), in which event the Indemnifying Party shall then be required to pay or be liable for Losses without regard to the Deductible.  For purposes of calculating the amount of any Loss with respect to any inaccuracy in or breach of any representation or warranty, any materiality, Material Adverse Effect or other similar qualifications in the representations and warranties shall be disregarded except in the case of the first sentence of Section 3.12.

(b)           The aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 8.2(a) or Section 8.3(a), as the case may be, shall not exceed $2,250,000; provided, however, that the foregoing limitation shall not apply to (i) claims for indemnification for any inaccuracy in or breach of any Fundamental Representation, (ii) claims for indemnification for any inaccuracy in or breach of the representations and warranties contained in Sections 3.10 and 3.11, which shall not exceed $4,500,000, or (iii) claims based on intentional fraud or intentional misrepresentation.  Notwithstanding the foregoing, the aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 8.2 or Section 8.3 shall not exceed the Purchase Price; provided, however, that the foregoing limitation shall not apply to (i) claims based on intentional fraud or intentional misrepresentation, or (ii) claims made pursuant to Section 8.2(d) or 8.3(d).

(c)           Payments by an Indemnifying Party pursuant to Section 8.2 or Section 8.3 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party in respect of any such claim.

(d)           Payments by an Indemnifying Party pursuant to Section 8.2 or Section 8.3 in respect of any Loss shall be reduced by an amount equal to any Tax benefit actually realized as a result of such Loss by the Indemnified Party.

8.5          Indemnification Procedure for Third Party Claims.  In the event that subsequent to the Closing any Person entitled to indemnification under this Agreement (an “Indemnified Party”) asserts a claim for indemnification or receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including, but not limited to any domestic or foreign court or governmental authority, federal, state or local) (a “Third Party Claim”) against such Indemnified Party, against which a party to this Agreement is required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall deliver a written Claim Notice together with a statement of any available information (other than privileged information) regarding such claim to the Indemnifying Party within twenty (20) Business Days after learning of such claim.  The Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within fifteen (15) Business Days after receipt from the Indemnified Party of Claim Notice, which notice by the Indemnifying Party shall specify the counsel it will appoint to defend such claim (“Defense Counsel”), to conduct at its expense the defense against such claim in its own name, or if necessary in the name of the Indemnified Party; provided, however, that the Indemnified Party shall have the right to approve the Defense Counsel, which approval shall not be unreasonably withheld, and in the event the Indemnifying Party and the Indemnified Party cannot agree upon such counsel within ten (10) days after the Defense Notice is provided, then the Indemnifying Party shall propose an alternate Defense Counsel, which shall be subject again to the Indemnified Party’s approval which approval shall not be unreasonably withheld.  If the parties still fail to agree on the Defense Counsel, then, at such time, they shall mutually agree in good faith on a procedure to determine the Defense Counsel; provided that, if any of the Indemnifying Party’s rights are prejudiced in any material respect by any delay in the approval of Defense Counsel, the Indemnifying Party shall have the right to commence defense of such Third-Party Claim with Defense Counsel designated by the Indemnifying Party and to continue such defense until the parties have agreed on acceptable Defense Counsel, such acceptable Defense Counsel to be substituted into the relevant proceeding following such agreement.

(a)           In the event that the Indemnifying Party shall fail to give the Defense Notice within said 15 Business Day period, it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnified Party shall have the right to conduct  the defense in good faith and to compromise and settle the claim in good faith without prior consent of the Indemnifying Party and the Indemnifying Party will be liable for all Losses paid or incurred in connection therewith.

(b)           In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of the subject claim, the Indemnifying Party shall be entitled to have the exclusive control over said defense and/or settlement of the subject claim and the Indemnified Party will cooperate with and make available to the Indemnifying  Party such assistance and materials as it may reasonably request, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing.  In such an event, the Indemnifying Party will not settle the subject claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld.

(c)           Without the prior written consent of the Indemnified Party which may be withheld for any reason or no reason, the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, (i) injunctive relief or specific performance would be imposed against the Indemnified Party, or (ii) such settlement or cessation would create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.  If the Seller is the Indemnifying Party with respect to any claim relating to Taxes, the Indemnifying Party will not enter into any settlement of such claim or cease to defend against such claim without the prior written consent of the Indemnified Party if such settlement of the claim or cessation to defend such claim may adversely affect Buyer’s or Cherokee’s tax position for any taxable period that begins after the Closing Date.

(d)           The Indemnifying Party shall not be entitled to control, but may participate in, and the Indemnified Party shall be entitled to have sole control over, the defense or settlement of any claim to the extent that such claim (i) seeks, as the claim’s sole remedy, a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, (ii) involves criminal allegations against the Indemnified Party, (iii) if successful, would operate as res judicata or collateral estoppel for other non-indemnifiable claims which would have a material adverse effect on the business or financial condition of the Indemnified Party or (iv) imposes liability on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.  In such an event, the Indemnifying Party will still have all of its obligations hereunder provided that the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld.

(e)           Any final, non-appealable judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall conclusively be deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder, so long as the Indemnified Party would otherwise be entitled to indemnification in accordance with the terms of this Article 8.

(f)            A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this Section 8.5 will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage, was materially prejudiced in the applicable proceeding as a result of such failure to give timely notice or was otherwise directly and materially damaged as a result of such failure to give timely notice.

8.6          Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8.7          Exclusive Remedies. Subject to Section 10.14, the parties acknowledge and agree that from and after the Closing Date, their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud or intentional misrepresentation on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein, in any Transaction Document (other than the Premises Agreement) or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article 8.  In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 8.  For the avoidance of doubt, nothing in this Section 8.7 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 10.14 or to seek any remedy on account of intentional fraud by any party hereto.

ARTICLE 9

TERMINATION

9.1          Termination.  This Agreement may be terminated prior to the Closing Date by:

(a)           mutual written consent of Buyer and Seller; or

(b)   either Buyer or Seller if there shall be any Law or final judicial order from a court of competent jurisdiction that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(c)           either Buyer or Seller if the transactions contemplated by this Agreement have not been consummated by January 31, 2014 (the “Termination Date”), TIME BEING OF THE ESSENCE, unless the failure of the Closing to occur by such date is attributable to a failure on the part of the party seeking to terminate this Agreement; or

(d)   Buyer by written notice to QS if Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Seller Parties pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.2 and, if subject to cure, such breach, inaccuracy or failure has not been cured within thirty (30) days of QS’s receipt of written notice of such breach from Buyer (provided that in no event shall such thirty (30) day period extend beyond the Termination Date); or

(e)   QS or Seller by written notice to Buyer if nether QS nor Seller is then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.1 and, if subject to cure, such breach, inaccuracy or failure has not been cured within thirty (30) days of Buyer’s receipt of written notice of such breach from QS or Seller (provided that in no event shall such thirty (30) day period extend beyond the Termination Date).

9.2          Effect of Termination.  If this Agreement is terminated as provided in Section 9.1, this Agreement will be of no further force or effect; provided, however, that: (a) this Section 9.2 (Effect of Termination) and Article 10 (Miscellaneous) will survive the termination of this Agreement and remain in full force and effect, and (b) the termination of this Agreement will not relieve any party from any liability for any breach of this Agreement.

ARTICLE 10

MISCELLANEOUS

10.1        Notices, Consents, etc.  Any notices, consents or other communications required or permitted to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) sent by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested, (c) delivered by a recognized overnight courier service, or (d) sent by facsimile transmission with written confirmation of receipt to the parties at the addresses as set forth below or at such other addresses as may be furnished in writing.

(a)           If to QS or Seller, to:

Quiksilver, Inc.

15202 Graham Street

Huntington Beach, CA 92649

Attn: General Counsel

Fax (714) 889-3306

If to Buyer or Cherokee to:

Cherokee Inc.
5990 Sepulveda Blvd., Suite 600
Sherman Oaks, CA 91411

Attn: Howard Siegel, President and COO

Fax: (818) 908-9191

with a copy to:

Jeffer, Mangels, Butler & Mitchell LLP

1900 Avenue of the Stars, 7th Floor

Los Angeles, CA  90067

Attention: Rod S. Berman, Esq.

Fax: (310) 203-0567

Date of service of such notice shall be (w) the date such notice is personally delivered, (x) five (5) Business Days after the date of mailing if sent by certified or registered mail, (y) one (1) Business Day after date of receipt if sent by overnight courier or (z) the next succeeding Business Day after transmission by facsimile.

10.2        Severability.  The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision.

10.3        Amendment and Waiver.  This Agreement may be amended, or any provision of this Agreement may be waived, provided that any such amendment or waiver will be binding on Buyer or Cherokee only if such amendment or waiver is set forth in a writing executed by Buyer or Cherokee, and provided that any such amendment or waiver will be binding upon Seller or QS only if such amendment or waiver is set forth in a writing executed by Seller or QS, respectively.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a continuing waiver or as a waiver of any other breach.

10.4        Documents.  Each party will execute all documents and take such other actions as any other party may reasonably request in order to consummate the transactions provided for herein and to accomplish the purposes of this Agreement.

10.5        Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other.  Any such counterpart, to the extent delivered by means of a fax machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

10.6        Expenses.  Subject to Section 10.13(c), each of the parties to this Agreement shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and the Transaction Documents and in the closing and carrying out of the transactions contemplated hereunder and thereunder, including, but not limited to, legal and accounting fees and expenses.

10.7        No Third Party Beneficiaries.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement (and their successors and assigns) any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

10.8        Headings.  The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

10.9        Assignment.  This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by any party without the prior written consent of the other parties.  Notwithstanding anything to the contrary contained in this Section 10.9, after the Closing Date (i) there shall be no restriction on Buyer’s, Cherokee’s or QS’s ability to assign any of its rights (including its indemnification rights hereunder) or obligations in connection with a sale of all or substantially all of its assets to a third party, a merger with and into any other unaffiliated Person, or, with respect to Buyer, an assignment of any of the Purchased Assets to an Affiliate of Buyer, and (ii) the Buyer Parties may, from time to time, assign and grant a security interest in its rights, title and interest under this Agreement, including its rights to indemnification hereunder, for collateral security purposes to any lender(s) providing financing to the Buyer Parties or any of their Affiliates without any additional notice or consent of the other parties hereto, and any such lender(s) may exercise from time to time all of the rights and remedies of the Buyer Parties hereunder, in each case with prior written notice to QS.  Any attempted assignment in violation of this Section 10.9 shall be null and void.

10.10      Entire Agreement.  This Agreement, the Transaction Documents and all the schedules and exhibits attached hereto and thereto (all of which shall be deemed incorporated in the Agreement and made a part hereof), set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, of the parties hereto (including but not limited to any letter of intent), and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof, and may be modified only by instruments signed by all of the parties hereto.  The disclosing, furnishing or making available for review of any document or other information to the Buyer Parties shall not be construed to modify, qualify or disclose any exception to any representation or warranty of Seller herein except as otherwise specifically set forth on the Disclosure Schedules.

10.11      Interpretative Matters.  Unless the context otherwise requires, (a) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits or Schedules in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (d) the use of the word “including” in this Agreement shall be by way of example rather than limitation.

10.12      No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

10.13      Governing Law; Dispute Resolution.

(a)           This Agreement shall be governed by and construed under the laws of the State of California, exclusive of the body of law known as conflicts of law.

(b)           Any claim or dispute, whether based on contract, tort, statute or any other legal or equitable theory, arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought in the federal or state courts located in the County of Los Angeles, State of California.  Each of the parties hereto expressly submits to the exclusive jurisdiction of such courts and waives any claim of improper jurisdiction or lack of venue in connection with any claim or controversy that may be brought in connection with this Agreement.  Each party hereby agrees that such courts, as applicable, shall have in personam jurisdiction with respect to such party, and such party hereby submits to the personal jurisdiction of such courts.

(c)           If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party (as determined by the trier of fact) shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

10.14      Specific Performance.  The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts specified in Section 10.13, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date first above written.

“Cherokee”

CHEROKEE INC.,
a Delaware corporation

By:	/s/ Henry Stupp
Name:	Henry Stupp
Title:	CEO

“Buyer”

HAWK 900 BRANDS LLC,
a Delaware limited liability company

By:	/s/ Henry Stupp
Name:	Henry Stupp
Title:	CEO

“Seller”

HAWK DESIGNS, INC.,
a California Corporation

By:	/s/ Richard Shields
Name: Richard Shields
Title: Chief Financial Officer

“QS”

QUIKSILVER, INC.,
a Delaware corporation

By:	/s/ Richard Shields
Name: Richard Shields
Title: Chief Financial Officer

EXHIBITS AND SCHEDULES

Exhibit A	-	Consents
Exhibit B	-	Premises Agreement
Exhibit C	-	Bill of Sale
Exhibit D	-	Assignment and Assumption Agreement
Exhibit E	-	Assignment of Marks
Exhibit F	-	Domain Name Transfer Agreement

Schedule 2.1(a)(i)	-	Marks
Schedule 2.1(c)	-	Licensee List
Schedule 2.1(d)	-	Domain Names
Schedule 2.1(e)	-	License Agreements
Schedule 2.1(f)	-	Other Contracts
Schedule 2.5	-	Purchase Price Allocation
Schedule 5.5	-	Employees
Disclosure Schedules